August 27, 2018


Austin Nissly
General Partner
Keystone Investors   Urban Node Fund II, LP
236 Bicknell Avenue, Apt. 11
Santa Monica, CA 90405

       Re:      Keystone Investors   Urban Node Fund II, LP
                Draft Offering Statement on Form 1-A
                Submitted July 31, 2018
                CIK No. 0001744652

Dear Mr. Nissly:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note section 13 of your Limited Partnership Agreement regarding the internal dispute resolution procedure and mandatory arbitration. With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes once the internal dispute resolution procedures are followed and describe how you intend the tiered approach to work in practice. Please revise your offering statement to describe this provision and add risk factor disclosure regarding how this provision will impact holders of your Class A interests. Please address, without limitation, how this provision may impact the rights of
   Class A interest holders, the reasons for adopting the provision and any questions as to enforceability of this provision under federal and state law. In addition, please revise to:

             Describe specifically the basis for your belief that this provision is enforceable under federal and state law;
 Austin Nissly
Keystone Investors   Urban Node Fund II, LP
August 27, 2018
Page 2

           Clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

           To the extent the provision applies to federal securities law claims, please revise the disclosure and the subscription agreement to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws; and

           Clarify whether purchasers of interests in a secondary transaction would be subject to the arbitration provision.

2. We note that you have included an indemnification clause in Section 1.13 of the Subscription
   Agreement, which requires an investor to indemnify and hold harmless the company and various representatives and management members. Please revise your offering circular, such as the disclosure on pages 33 - 34, to highlight the indemnification provision in more detail and explain how it applies to investors. For example, please clarify under what circumstances and for what amount an investor should expect to indemnify the company and its representatives. In addition, please explain how that amount would be determined.
   Finally, please include appropriate risk factor that highlights the indemnification provision.

3. We note that the company is a limited partnership. We also note your disclosure on page 9 that this offering to constitutes a blind-pool offering. Accordingly, please provide the disclosure referenced in Industry Guide 5. In particular, please provide a prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item
   7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Directors, Executive Officers, Promoters and Control Persons, page 37

5. Please revise to clarify the nature of Mr. Nissly's principal occupation and employment during the past five years. Please also clarify the statement that Mr. Nissly has "over 10 years of real estate experience" in relation to his disclosed age.

Certain Relationships and Related Party Transactions, page 39

6. Please revise your fee table to specify the party that will receive each fee. Please also revise to estimate the amount of the acquisition fee and the financing fee, assuming the maximum offering amount and maximum leverage.
 Austin Nissly
Keystone Investors   Urban Node Fund II, LP
August 27, 2018
Page 3

Exhibits

Exhibit 4   Subscription Agreement

7. We note that Section 1.6 of the Subscription Agreement requires an investor to acknowledge that it is not relying upon the company for any economic considerations as it relates to the investment. Please note that investors are allowed to rely on disclosure made by the company and revise to remove this limitation or explain why it is appropriate. Please also explain to us in detail why the provision in Section 1.19 is appropriate, which requires an investor to acknowledge that inconsistent information, oral or otherwise, was not furnished.
   Finally, Section 1.7 requires that the investor's advisor/consultant has read the offering materials, which is appears to be an inappropriate limitation of reliance. Please revise accordingly.

        You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon,
Senior Assistant Chief Accountant, at (202) 551-3486if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at
(202) 551-3799 or me at (202) 551-3391 with any other questions.


                                                           Sincerely,

                                                           /s/ Erin E. Martin

                                                           Erin E. Martin
                                                           Legal Branch Chief
                                                           Office of Real
Estate and
                                                           Commodities